Exhibit 97.1

AMN HEALTHCARE SERVICES, INC.

Compensation Recoupment Policy

In accordance with the applicable rules of The New York Stock Exchange (the “NYSE Rules”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board of Directors (the “Board”) of AMN Healthcare Services, Inc. (the “Company”) has adopted this Policy to provide for the recovery of awarded Incentive-Based Compensation, as well as certain Additional Compensation, from Executive Officers under certain circumstances as set forth herein. All capitalized terms used in this Policy and not otherwise defined have the meanings set forth in Section 5 below.
1)RECOUPMENT OF INCENTIVE-BASED COMPENSATION
In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation that a current or former Executive Officer Received as follows:
A.After an Accounting Restatement, the Talent and Compensation Committee (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer of the amount of any Erroneously Awarded Compensation and request repayment or return of such compensation, as applicable. For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount to be repaid or returned will be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received. The Company will maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

B.In addition to Section 1.A. above, if the Company is required to prepare an Accounting Restatement due to material noncompliance with any financial reporting requirement under the securities laws caused by misconduct, the Company can seek recoupment of any profits realized by an Executive Officer from the sale of securities of the Company during the 12-month period following the first public issuance or filing with the SEC (whichever comes first) of the financial document embodying such defective financial statement, as well as any other amounts required by the Exchange Act.

C.The Committee will determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. However, except as set forth below, in no event will the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations under this Policy.

D.To the extent an Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, such reimbursed amount will be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

E.To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company, the applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation.
Notwithstanding anything herein to the contrary, the Company is not required to take the actions contemplated above if the Committee determines that recovery would be impracticable and any of the following conditions are met:
A.After making a reasonable attempt(s) to recover the Erroneously Awarded Compensation, documenting such attempt(s), and providing such documentation the NYSE, the Committee determines that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; or

Exhibit 97.1

B.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

2)DISCRETIONARY RECOUPMENT OF ADDITIONAL COMPENSATION
In addition to the provisions set forth in Part 1.A-E above, in the event that the Committee concludes that an Executive Officer engaged in fraud, embezzlement, or intentional breach of Company policy that is materially detrimental to the Company, as determined by the Committee in its sole discretion, the Committee may, in its sole discretion, request repayment or return of Incentive-based Compensation, as well as Additional Compensation from that Executive Officer. The Committee shall have the discretion to determine the amount of Incentive-based Compensation and/or Additional Compensation to be recovered as well as the manner, method and timing of such recovery.
3)PROHIBITION OF INDEMNIFICATION
The Company will not insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation or Additional Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company will not enter into any agreement that exempts any Incentive-based Compensation or Additional Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation or Additional Compensation, and this Policy will supersede any such agreement.
4)ADMINISTRATION
This Policy shall be interpreted and administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals. The Board may amend this Policy from time to time in its discretion.
This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company.
5)DEFINITIONS
For purposes of this Policy, the capitalized terms shall have the following meanings:
A.“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
B.“Additional Compensation” means (i) the portion of an annual bonus, if any, that is not based upon the attainment of a Financial Reporting Measure and (ii) equity compensation awards that do not contain vesting terms based on the attainment of a Financial Reporting Measure.
C.“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by a current or former Executive Officer (i) on or after December 1, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation, and (iv) during the applicable Clawback Period.
D.“Clawback Period” means: (i) with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years; (ii) with respect to compensation subject to discretionary recoupment pursuant to Section 2, the three completed fiscal years of the Company immediately preceding the date the Committee concludes an Executive Officer engaged in fraud, embezzlement, or intentional breach of Company policy that is materially detrimental to the Company.

Exhibit 97.1

E.“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
F.“Executive Officer” means each individual who is currently or was previously designated as an “executive officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an Executive Officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).
G.“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures.
H.“Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
I.“Received” means: (i) with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period; (ii) with respect to Additional Compensation, Additional Compensation that was granted to, vested and/or earned or received by an Executive Officer during the Clawback Period.1
J.“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
1 For the avoidance of doubt, Incentive-Based Compensation or Additional Compensation that is subject to deferral pursuant to a deferred compensation plan of the Company Group will be deemed Received by the Covered Executive for purposes of this Policy as of the date of deferral.